                                  EXHIBIT 12.1
                          SAN DIEGO GAS & ELECTRIC COMPANY
            COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED STOCK DIVIDENDS
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



                                                                                    9 Months
                                                                                      Ended
                            1991       1992        1993        1994        1995      9/30/96
                         ---------  ----------  ----------  ----------  ---------- ----------

Fixed Charges:

Interest:
  Long-Term Debt        $ 95,124    $ 97,067    $ 84,830    $ 81,749     $ 82,591   $ 57,438
  Short-Term Debt          7,010       5,043       6,676       8,894       17,886     11,252
Amortization of Debt
 Discount and Expense,
 Less Premium              2,471       2,881       4,162       4,604        4,870      3,639
Interest Portion of
 Annual Rentals           18,067      14,558       9,881       9,496        9,631      6,387
                        ----------  ----------  ----------- --------- ----------- ----------
   Total Fixed
    Charges              122,672     119,549     105,549     104,743      114,978     78,716
                        ----------  ----------  ----------- --------- ----------- ----------
Preferred Dividends
 Requirements             10,535       9,600       8,565       7,663        7,663      4,937
Ratio of Income Before
 Tax to Net Income       1.64160     1.71389     1.79353     1.83501      1.78991    1.97521
                        ---------- -----------  ----------- ---------- ---------- ----------
Preferred Dividends
 for Purpose of Ratio     17,294      16,453      15,362      14,062       13,716      9,752
                        ---------- -----------  ----------- ---------- ---------- ----------
 Total Fixed Charges
  and Preferred
  Dividends for
  Purpose of Ratio      $139,966    $136,002    $120,911    $118,805     $128,694   $ 88,468
                        ========== =========== ==========  ==========  ========== ==========
Earnings:

Net Income (before
 preferred dividend
 requirements)          $202,544    $224,177    $215,872    $206,296     $219,049   $170,871
Add:
 Fixed Charges
  (from above)           122,672     119,549     105,549     104,743      114,978     78,716
 Less: Fixed Charges
  Capitalized              2,322       1,262       1,483       1,424        2,040      1,037
Taxes on Income          129,953     160,038     171,300     172,259      173,029    166,635
                       ---------- ----------  ----------  ----------  -----------  ---------
 Total Earnings for
  Purpose of Ratio      $452,847    $502,502    $491,238    $481,874     $505,016   $415,185
                       ========== ==========  ==========  ==========  =========== ==========
Ratio of Earnings
 to Combined Fixed
 Charges and Preferred
 Dividends                  3.24        3.69        4.06        4.06         3.92       4.69
                       ========== ==========  ==========  ==========  ===========  =========

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